Filed by US Airways Group, Inc.
Commission File No. 001-8444
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.
Commission File No. 001-8444

The following is a transcription of highlights from a Wall Street Journal Opinion Journal interview posted to The Wall Street Journal’s WSJ Live website on March 27, 2013.

The Wall Street Journal: Opinion Journal

27 March 2013

1:12 PM ET

http://live.wsj.com/video/ceos-defend-airline-marriage/32CF87F6-5179-442E-A19C-A7D0CDCCD2F0.html#!32CF87F6-5179-442E-A19C-A7D0CDCCD2F0

Mary Kissel: The merger of US Airways and American Airlines has created the largest airline in the world. So is this it? Is the U.S. only going to have three global carriers? I’ve got Doug Parker from US Airways and Tom Horton from American Airlines joining me in the studio today. So I guess, Tom, I’ll start with you. Is this finally enough consolidation? Is consolidation over?

Tom Horton: Well I think the big mergers in the U.S. are probably over and this is a great deal. It’s a great deal for American; it’s a great deal for US Air, for our owners, for our customers and it creates a global airline that is a competitive counterweight to the other two big U.S. airlines, Delta and United.

Mary Kissel: Doug?

Doug Parker: Again, I agree. But you say only three U.S. carriers; I would say there are three very competitive global airlines in the United States alone. It’s intensely competitive. And then a number of smaller carriers, one of those which is Southwest, which is not very small at all. But others like jetBlue, Allegiant, which makes this a very intensely competitive business still. But with now a third global competitor to United and Delta in this new combined American.

Tom Horton: And of course we don’t just compete with domestic guys, we compete with the international carriers like Singapore and Lufthansa and Emirates as well.

Mary Kissel: You know, well that’s not going to stop Washington from looking at you guys for anti-trust violations. In particular, I know Reagan National in Washington is a concern. What’s your answer to that?

Tom Horton: Well our answer is that’s a very robust and competitive marketplace when you look at the three airports that serve the Washington metro area. So if you look at it on that basis, the new American will have about 25% of the capacity in that area.

Mary Kissel: Yeah, but Reagan’s a great location. I mean, is it really the same to compare Dulles to Reagan National?

Doug Parker: Well it is in terms of the pricing and the competiveness of it. And again, BWI, even sets prices there, Baltimore Airport, sets some of the pricing. So yeah, we’d be about 25%, smaller than United, about the same size as Southwest in that marketplace. And indeed, the other point I’d make is we will serve smaller communities than anyone that would receive those slots we’d serve. So I think you’d be doing a disservice to United States consumers to take slots away from us and having them go to a carrier who would just use them to fly to larger markets that are already being served.

Mary Kissel: Tom, how about the EU?

Tom Horton: Well, you will obviously have an EU review of this as well. We don’t think there are any anti-trust concerns there, but they’ll have a good look at it.

Mary Kissel: And Doug, I want to talk a little bit to you about dealing with the unions. Because for many many years, the airlines in America were really hamstrung by unions that had, should we say outsized expectations; outsized expectations of what they should get paid and what their benefits should be. What was your experience?

Doug Parker: Well, I think our experience is similar to what we are seeing in the industry now. Unions, yes, but even the entire employee group within the airlines have seen that when their companies don’t do well, they end up not doing well. And, you know, what they know is important is working for a company that is strong enough that can provide what they really want, which is a strong career and the ability to build a career. And what the unions and the employees saw in this case was by working with us to put this merger together, they created an airline that insures their future and makes them stronger.

Mary Kissel: Tom, you think the extended weak economy helped in those discussions?

Tom Horton: Well, I think people recognize that the company needs to be stronger and a healthy, strong American Airlines is good for everybody, most of all the people that work for American.

Mary Kissel: Well, President Obama, just to switch back again to Washington, which is at the heart of so much of American business these days, has been talking, threatening with the sequester to shutter, or at least to temporarily shut down some of these air traffic control towers in maybe some smaller American cities, is that a problem for you guys?

Doug Parker: The towers themselves are not a problem in terms of being able to serve those cities. We do that today in a number of markets; we will continue to do that. But there are a number of other issues that may become an issue. Certainly things like customs agents, TSA agents where we inconvenience consumers by increase the length of lines. Or, even air traffic controls where we slow down the system. So we’re certainly concerned, but nothing big yet. I know, Tom, what you’ve seen in Miami.

Tom Horton: Yeah, I think customs and boarder protection is a big issue for our country. And because of the limited staffing there, we’re now seeing some longer waits at some of our big hub airports, Miami in particular. And that’s not good for the country. You know, this is a time when we need more travel and tourism to help drive the economy, not less. And so, we think that’s got to be addressed.

Mary Kissel: But Tom, what about the technology that’s also underpinning that air traffic control? Could it be improved? And if it isn’t improved, what kind of costs does it impose on the world’s largest airline?

Tom Horton: Well, it could be improved. And I think…

Mary Kissel: Is that an understatement?

Tom Horton: It’s a statement, yeah. It could be improved and, you know, the technology underlying our air traffic control system needs to be upgraded, needs to be updated. And there are a number of benefits, you know, fewer delays and cancellations for our customers, the population of our country, but also more direct and efficient routing for our airplanes, which means less fuel burn and less environmental impact.

Mary Kissel: So to put that into plain English, does that mean less circling over JFK emitting, if you’re agreeing I guess, CO2? Is that the translation?

Doug Parker: It’s exactly what it is. That’s the translation.

Mary Kissel: Okay.

Doug Parker: Well done.

Mary Kissel: Okay. So to sum up, nothing, no problems in the negotiations over this deal? It was just easy from start to finish?

Tom Horton: Oh, let’s say there was a little poker playing along the way, but I think both of us...

Mary Kissel: You don’t want to give us any insights into that poker playing?

Doug Parker: We’re here today, we got it done.

Mary Kissel: Come on guys, it can’t be all sunny all the time.

Doug Parker: Its’s sunny now.

Mary Kissel: What was the biggest hang-up in the negotiations?

Tom Horton: Well the biggest negotiation was over the value split. And, you know, by that I mean whose shareholders or owners got what proportion of the company. And that’s something, you know, Doug and I had a good arm wrestle over and I think we got to a good outcome for each side’s stakeholders. Would you agree with that, Doug?

Doug Parker: I agree. Our shareholders are very happy, as are Tom’s creditors.

Mary Kissel: Okay, well you’re on the record as keeping the shareholders happy. Doug Parker, US Airways, Tom Horton, American Airlines. Thank you so much for being with us.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.